www.linkedin.com/in/joe-hinderstein-706a8474 (LinkedIn)
joehinderstein.tumblr.com/ (Blog)

Top Skills

Microsoft Office
Social Media
PowerPoint

Honors-Awards

Hans Pasch Memorial Prize

Joe Hinderstein

Co-Founder at Ella Es Health | Master's Candidate at Penn Medicine
Greater Chicago Area

Summary

Experienced and energetic professional with a demonstrated history of driving results in sales, business development, program implementation, and project management. Focused on leveraging data to solve complex, health care problems.

My industry experience includes roles in Global Health, Social Determinants of Health, Health Information Technology, and Pharmaceuticals.

Experience

Ella Es Health
Chief Partnerships & Development Officer
July 2023 - Present (8 months)

SmartRise Health
Consultant
July 2023 - Present (8 months)

Unite Us
1 year 7 months

Associate Director
January 2023 - June 2023 (6 months)
Chicago, Illinois, United States

Sales Executive
December 2021 - January 2023 (1 year 2 months)

NowPow
Senior Account Executive
April 2020 - December 2021 (1 year 9 months)
Chicago, Illinois, United States

NowPow is a knowledge utility company that powers underserved communities by providing people the vital information they need to stay well and live long.

Our information technology platform integrates with all major EMR systems and produces customized, community resource e-prescriptions that extend, complement and complete care plans given to the patient by providers. NowPow generates the personalized e-prescriptions by applying a rigorous matching methodology to our enormous inventory of community services and an individual's personal health and social conditions.

PRECISIONheor
Director, Business Development
April 2019 - April 2020 (1 year 1 month)
Greater Chicago Area

athenahealth
2 years 7 months

Revenue Cycle Advisor
October 2018 - April 2019 (7 months)

-Present data-driven insights in revenue cycle consulting engagements to boost financial performance.

Senior Project Associate
February 2018 - October 2018 (9 months)
Watertown, MA

-Managed hospital implementations for multiple projects concurrently, implementing over $2.7 million in TCV.
-Served as main point of contact, managed implementation team and internal stakeholders to ensure cross-team coordination and timely completion.
-Consulted with hospital executives to establish and manage expectations about milestones, escalate issues, and developed strategies to improve financial performance.
-Lead internal/external initiative to create transparency in the onboarding process, clearly defining internal workstreams, while clearly highlighting vendor/client responsibilities.

Project Associate
October 2016 - February 2018 (1 year 5 months)
Watertown, MA

-Managed hospital implementations for multiple projects concurrently, implementing over $4.5 million in TCV.
-Maximized features of clinical documentation functionality to develop best practice workflows and increase cash collections.

-Guided customers through system configuration process, ensuring their understanding of system architecture and providing appropriate build recommendations.
-Prepared and delivered remote and on-site training, go-live support, and optimizations to financial, clinical, and administrative staff.

Engeye
Union College Minerva Fellow
June 2015 - April 2016 (11 months)
Ddegeya, Uganda

-Recipient of a selective, post-graduate fellowship dedicated to the principles of social entrepreneurship.
-Conducted a feasibility and needs assessment of maternal health offerings in the county, developed a business plan, and presented comprehensive proposal for expansion to maternity services to Ugandan & U.S. board members for new maternity facility.
-Collaborated with stakeholders to create unique marketing material and donor correspondence, working to raise over $30,000.
-Applied a different cultural protocol and operate with minimum supervision, acting resourceful and being constantly adaptable.
-Assisted in the packaging and distribution of pharmaceuticals for clinic patients to increase patient flow.
-Maintained a blog to inform Union College community to track progress and digest the experience.
-Taught English to primary school students, while engaging students in after school activities.

Live Nation Entertainment
Sponsorship Intern
June 2014 - August 2014 (3 months)
Wantagh, NY

-Work on-site with clients and sponsors at Nikon at Jones Beach Amphitheatre
-Document each sponsor's on-site activity including signage and patron interaction
-Work alongside Venue Operations to ensure successful day-of-show activations for a wide array of sponsors

Transamerica Retirement Solutions
Marketing Intern
June 2014 - August 2014 (3 months)
Harrison, NY

-Collaborated with members of senior staff to create effective media for sales executives to leverage with consultants and employers.
-Developed compelling social media posts, including info-graphics and quizzes, using proprietary research, to encourage users to interact with the brand.
-Created content for product and services landing pages to bolster lead generation.
-Prepared updates to a business-to-business mobile app (shows where a given healthcare plan compares to industry norms) based on new research data.

MSCO
Media and Marketing Intern
June 2013 - August 2013 (3 months)
Rye Brook, NY

Conducted field research and created interactive social media content for a wide range of clients.

Grey Group
Alliance-Agency, Intern
December 2011 - December 2011 (1 month)
New York, NY

-Composed reports for product exposure analysis, tracking the dollar value generated from editorial pieces published by various outlets.
-Researched prospective talent to compliment clients' needs.
-Tracked media hits for clients to monitor and provide status updates for campaigns and initiatives.
-Contributed in client brainstorming sessions to discuss potential activations and promotions.
-Managed vendors and other aspects of future client events.

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Education

University of Pennsylvania
Masters, Health Care Innovation · (August 2022 - May 2024)

Union College
Bachelor's Degree, Psychology, History · (2011 - 2015)

York St. John College

· (2013 - 2013)

Horace Greeley High School

· (2007 - 2011)